UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2010

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 29 October, 2010

29 October, 2010

The Manager Companies
Australian Securities Exchange
20 Bridge Street
SYDNEY   NSW   2000

Dear Sir

Novogen Annual General Meeting 2010

1.	Results of Meeting

In accordance with Listing Rule 3.12.2 and 251 AA of the Corporations Act, details of Annual Meeting resolutions and proxies received in respect of each resolution are set out in the tables below.

Resolution details are as follows:

2)	Adopt Remuneration Report for year ended 30 June, 2010
	The instructions given to validly appointed proxies in respect of the resolution were as follows:

	For	Against	Abstain	Proxy's discretion
	40,364,038	1,285,900	271,508	521,709

	The motion was carried on a show of hands

3)	To re-elect Mr William D Rueckert as a Director
	The instructions given to validly appointed proxies in respect of the resolution were as follows:

	For	Against	Abstain	Proxy's discretion
	40,604,029	1,042,552	277,865	518,709

	The motion was carried on a show of hands

4)	To re-elect Mr Josiah T Austin as a Director
	The instructions given to validly appointed proxies in respect of the resolution were as follows:

	For	Against	Abstain	Proxy's discretion
	40,227,774	1,495,807	250,865	518,709

	The motion was carried on a show of hands

5)	To re-elect Mr Peter R White as a Director
	The instructions given to validly appointed proxies in respect of the resolution were as follows:

	For	Against	Abstain	Proxy's discretion
	40,689,854	960,252	274,340	518,709

	The motion was carried on a show of hands

6)	To re-elect Mr Ross C Youngman as a Director
	The instructions given to validly appointed proxies in respect of the resolution were as follows:

	For	Against	Abstain	Proxy's discretion
	40,688,074	961,552	274,820	518,709

	The motion was carried on a show of hands

Yours faithfully

/s/ Ron Erratt
Company Secretary